Exhibit 99.23

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Agathe BRUANDET

Tel.: +33 (0) 1 47 44 76 55

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Anthea PITT

Tel.: + 44 207 719 79 24

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 44 207 719 79 21

TOTAL S.A.

Share Capital €6 135 008 980

Registered in Nanterre

RCS 542 051 180

total.com

Total’s Supercomputer now the Industry’s

Most Powerful Worldwide

Paris, March 29, 2016 – Total’s supercomputer Pangea recently boosted its computing power from 2.3 to 6.7 petaflops1, the equivalent of more than 80,000 laptops combined. Its storage capacity has also been increased, to 26 petabytes2 — the equivalent of 6 million DVDs. With this upgrade, Pangea is the No. 1 Computer in the Industry and among the top 10 most powerful computers, public or private, worldwide in the TOP500 ranking.

“We tripled Pangea’s computing power in just two years. In the era of big data, state-of-the-art data-intensive computing is a competitive advantage. This power will help us to improve our performance and to reduce our costs,” comments Arnaud Breuillac, President Total Exploration & Production.

Pangea is a decision-support tool used for exploration and field management. The reasons for investing in the latest IT technologies in the market are to:

•	Improve the accuracy of subsurface imaging.

•	Optimize the development and production of Total’s fields.

•	Save time, by shortening the duration of studies.

The capacity boost will support the use of next-generation algorithms developed by Total’s R&D to image increasingly complex regions and produce numerical simulations of fields, incorporating 4D3 seismic data.

Pangea requires a power supply of 4.5 MW. Total’s buildings in Pau, France are heated by reusing some of the heat released by the supercomputer. Pangea was designed by Silicon Graphics International (SGI).

[1]	A petaflop is a quadrillion (thousand trillion) floating point operations (“flops”) per second.
[2]	A petabyte is a million gigabytes of data.
[3]	4D seismic consists of repeating three-dimensional (3D) seismic surveys over time across the same area.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Agathe BRUANDET

Tel.: +33 (0) 1 47 44 76 55

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Anthea PITT

Tel.: + 44 207 719 79 24

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital €6 135 008 980

Registered in Nanterre

RCS 542 051 180

total.com

* * * * *

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 96,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.